July 10, 2018

Bin Yu
Chief Executive Officer
LingoChamp Inc.
3/F, Building B, No. 1687 Changyang Road, Yangpu District
Shanghai, 200090
People's Republic of China

       Re: LingoChamp Inc.
           Draft Registration Statement on Form F-1
           Submitted June 13, 2018
           CIK No. 0001742056

Dear Ms. Yu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Corporate History and Structure, page 4

1. Please include your corporate structure chart here and at page 64 the ownership of your top-level entity (i.e., LingoChamp) as of the date of this prospectus. Please also include a footnote discussing the ownership and voting control of your founders following the completion of this offering. Include in this footnote a cross-reference to your principal shareholders chart on page 133.
 Bin Yu
FirstName LastNameBin Yu
LingoChamp Inc.
Comapany NameLingoChamp Inc.
July 10, 2018
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Risk Factors
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 38

2. We note that under PRC law you are restricted in the amount of capital you may contribute or loan to your PRC subsidiaries and VIEs. Please quantify this amount here,
         Use of Proceeds, Regulation and any other section you deem appropriate. In this expanded disclosure, please indicate how this amount is determined under PRC law. To the extent you will need regulatory approvals to contribute or loan your subsidiaries and
         VIEs the amounts discussed in your Use of Proceeds section, disclose the likelihood that you will be able to receive such approval.
Corporate History and Structure, page 63

3. Please disclose here and anywhere else you deem appropriate the operations and/or function of ChampLingo US. We note your disclosure on page F-8 regarding the entity.
Management's Discussion and Analaysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating Expenses, page 72

4. We note sales and marketing expenses include commissions paid to online commerce platform partners for operations of your e-stores on their platforms and commissions to distribution channels (app stores). In a note to the financial statements please disclose your accounting policy for commissions costs. In this regard, it appears commission costs may constitute incremental costs of obtaining a contract with a customer and thus, subject to capitalization and amortization over the respective period of expected benefit. Refer to subparagraphs 25-1 through 25-2 of ASC 340-40.
Results of Operations, page 79

5. We note that you have experienced significant changes in revenue and in other metrics of financial performance. Please discuss any known trends and the likelihood, in management's judgment, that such changes will continue.
6. See comment above. To the extent that you do not believe that your prior year-over-year is likely to be repeated, please include a risk factor cautioning investors on relying on prior financial results.
2. Principal Accounting Policies
(m) Revenue Recognition, page F-17

7. Please explain to us, in detail, how you account for variable consideration when determining the transaction price. In your response please address each specific circumstance that causes variability in the consideration;
 Bin Yu
FirstName LastNameBin Yu
LingoChamp Inc.
Comapany NameLingoChamp Inc.
July 10, 2018
July 10, 2018 Page 3
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FirstName LastName
             how you estimate variable consideration; and your basis for concluding that it is probable a significant revenue reversal will not
             occur. Refer to ASC 606-10-32-11.
8. We note under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals. Please tell us and expand your disclosure here and on page 76 to describe the nature of the agreed performance goals;
           how the refunds are calculated;
           how an estimated refund amount could exceed a customer's individual cumulative revenue basis; and
           your business purpose in offering such refunds to your customers.
9. Regarding your user incentive programs, we note it is your policy to record the estimated incremental costs related to free gifts as sales and marketing expenses. Please explain to us your consideration of recording the value of the consideration payable to a customer as a reduction of the transaction price in accordance with the guidance in subparagraphs 25 through 27 of ASC 606-10-32.
4. Cash and cash equivalents, page F-25

10.      Please correct the RMB and RMB equivalent (US$) tables in Note 4.
(9) Accrued Liabilities and other liabilities, page F-27

11. We note on page F-18 that your prepaid multiple course packages range from 180 days to
         720 days. However, the pre-agreed installment periods under the interest-free installment payment option ranges from 3 months to 12 months. Tell us your consideration of a significant financing component in these installment arrangements. Refer to ASC 606-10-
         32-16.
21. Additional Information: Condensed Financial Statements of Parent Company Balance Sheets, page F-42

12. Please explain to us why the total assets reported on the Parent Company balance sheet do not equal total assets of the registrant, as reported on the balance sheet on page F-3.
General

13. We note references to third-party market data throughout the prospectus, including references to reports you commissioned from iResearch and QuestMobile. Please provide us with copies of any materials that support third-party statements, clearly cross-
         referencing a statement with the underlying factual support.
 Bin Yu
LingoChamp Inc.
July 10, 2018
Page 4

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameBin Yu
Comapany NameLingoChamp Inc.
                                                         Division of
Corporation Finance
July 10, 2018 Page 4                                     Office of
Telecommunications
FirstName LastName